NOTICE OF CHANGE IN CORPORATE STRUCTURE
Pursuant to Section 4.9 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1. Names of the Parties to the Transaction

Veris Gold Corp. (Yukon-Nevada Gold Corp.) (the “Company”)

Item 2. Description of the Transaction

On October 9, 2012 the Company changed its name to Veris Gold Corp. and completed a consolidation of its common shares on the basis of one (1) “new” common share for ten (10) “old” common shares. Following the consolidation, the Company has, subject to rounding, 99,690,166 common shares issued and outstanding. The Company’s new CUSIP number is 92346R100 and its new ISIN number is CA 92346R1001. There are no other changes in the corporate structure of the Company and there was no change to the Company’s financial year end or interim and annual reporting period.

Item 3. Effective Date of the Transaction

October 9, 2012

Item 4. The Name of Each Party, if any, that Ceased to be a Reporting Issuer after the Transaction and of Each Continuing Entity

The Company will continue to be a reporting issuer in British Columbia, Alberta and Ontario and will continue to be listed on the Toronto Stock Exchange under its new name, “Veris Gold Corp.”.

Item 5 Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

Not Applicable

Item 6 The Periods, Including the Comparative Periods, if any, of the Interim Financial Reports and the Annual Financial Statements required to be filed for the Reporting Issuer’s First Financial Year after the Transaction

Not Applicable.

Item 7. What Documents were Filed under this Instrument that Described the Transaction and Where those Documents can be Found in Electronic Format

Not Applicable.